SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EXCEED COMPANY LTD.
(Name of Subject Company (Issuer))

EXCEED COMPANY LTD.
(Names of Filing Persons (Issuer))

Warrants to Purchase Ordinary shares
(Title of Class of Securities)

632335112
(CUSIP Number of Ordinary shares Underlying Warrants)

Lin Shuipan
Chairman and Chief Executive Officer

Xidelong Industrial Zone
Jinjiang, Fuijan Province, PRC
Tel: 86 595 82858888

Copy to:
Michel J. Feldman, Esq.
Seyfarth Shaw LLP
131 South Dearborn, Suite 2400
Chicago, Illinois 60603
(312) 460-6000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$28,477,350	$1,589.04
*
Estimated for purposes of calculating the amount of the filing fee only. Exceed Company Ltd. (the “Company”) is offering holders of 10,890,000 of the Company’s warrants (the “Warrants”), which consist of (i) 8,625,000 warrants initially issued in the initial public offering of the Company’s predecessor 2020 ChinaCap Acquirco, Inc. (“2020”) and (ii) 2,265,000 warrants initially issued to certain of 2020’s initial stockholders in a private placement that closed simultaneously with its initial public offering, the opportunity to exchange such Warrants for the Company’s ordinary shares (“Ordinary Shares”) by tendering 3.96 Warrants in exchange for one Ordinary Share. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $55.80 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the publicly traded Warrants on November 24, 2009, which was $2.615.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Exceed Company Ltd. , a British Virgin Islands business company (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 10,890,000 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), to receive one Ordinary Share in exchange for each 3.96 Warrants tendered by the holders thereof. The ratio was determined based on the ratio of the average daily closing prices of the Ordinary Shares and Warrants for the period of November 9, 2009 to November 13, 2009.  The offer is subject to the terms and conditions set forth in the Offer Letter, dated November 30, 2009 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants consist of publicly traded warrants to purchase an aggregate of 8,625,000 Ordinary Shares that were issued in the initial public offering of the Company’s predecessor 2020 ChinaCap Acquirco, Inc. (“2020”) and warrants to purchase an aggregate of 2,265,000 Ordinary Shares that were issued in a private placement that closed simultaneously with the initial public offering.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the Offer Letter under “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Exceed Company Ltd. , a British Virgin Islands business company.   Its principal executive offices are located at Xidelong Industrial Zone, Jinjiang, Fuijan Province, PRC, and its telephone number is 86 595 82858888.

(b) Securities. The securities that are the subject of this Schedule TO are 10,890,000 Warrants. The Warrants are exercisable for an aggregate of 10,890,000 Ordinary Shares of Exceed.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Ordinary Shares, Warrants and Units” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o Exceed Company Ltd,  Xidelong Industrial Zone, Jinjiang, Fuijan Province, PRC, and the telephone number for each such person is 86 595 82858888.

Name	Position
Shuipan Lin	Chief Executive Officer and Director
Tai Yau Ting	Chief Financial Officer and Secretary
Jichun Jin	Director
William Sharp	Director

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases. To the Company’s knowledge, no officer or director of the Company holds Warrants. See Item 8(a) herein for more information.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The securities will be retired.

(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(6), (8) and (10). The exchange of Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of Ordinary Shares of Exceed.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer Letter under “The Offer, Section 5.C. Interests of Directors and Officers” is incorporated herein by reference.

(b) Securities Transactions. The Company engaged in no transactions in the Warrants required to be disclosed in this Item 8(b).

To the best of the Company’s knowledge, no executive officer or director or affiliate of such persons engaged in any transactions involving the Warrants during the past 60 days.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The Company has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the Depositary and Integrated Corporate Relations, Inc (“ICR”) to act as the Information Agent. The Company may contact holders of Warrants over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of Continental and ICR will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.	Financial Statements.

(a) Financial Information. On October 20, 2009, 2020 merged with and into Exceed (the “Redomestication”), making Exceed the surviving entity.  On October 21, 2009, Exceed acquired (the “Acquisition”) all of the outstanding securities of Windrace International Company Ltd. (“Windrace”) from its shareholders, resulting in Windrace becoming a wholly-owned subsidiary of Exceed.

The Acquisition (including the Redomestication) is being accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of Windrace immediately prior to the Acquisition had effective control of 2020 through (1) their shareholder interest comprising the largest control block of shares in the combined entity, (2) significant representation on the Board of Directors, and (3) being named to all of the senior executive positions.  Accordingly, the combined assets, liabilities and results of operations of Windrace are the historical financial statements of 2020 at the closing of the transaction, and 2020’s assets (primarily cash and cash equivalents), liabilities and results of operations have been consolidated with Windrace beginning on the acquisition date of October 21, 2009.  No step-up in basis or intangible assets or goodwill were recorded in this transaction.  All direct costs of the transaction are being charged to operations in the period that such costs were incurred.

Incorporated herein by reference are (i) the financial statements of Windrace that were furnished beginning on page 112 of the Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 23, 2009, (ii) the summary unaudited pro forma financial information of the Company beginning on page 8 of the Registration Statement, (iii) the financial statements of the Company’s predecessor 2020 that were furnished beginning on page 76 of the Registration Statement, and (iv) 2020’s financial statements as of and for the three month period ended September 30, 2009 that were furnished in 2020’s Quarterly Report on Form 10-Q filed with the SEC on October 16, 2009. The full text of the filings referenced in the preceding sentence, as well as the other documents that the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

The information set forth in the offer to exchange and the accompanying letter of transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer Letter, dated November 30, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(4)(A)	Proxy filed on October 6, 2009 (incorporated herein by reference).

(a)(4)(B)	Registration Statement on Form F-1 filed with the SEC on November 23, 2009 (incorporated herein by reference).

(a)(5)(A)
Financial statements of Windrace that were furnished in the section entitled “Financial Statements” beginning on page 112 of the Registration Statement on Form F-1 filed by the Company with the SEC on November 23, 2009 (incorporated herein by reference).

(a)(5)(B)	Summary unaudited pro forma financial information of the company beginning on page 8 of the Registration Statement (incorporated herein by reference).

(a)(5)(C)	Financial statements of 2020 ChinaCap Acquirco, Inc. that were furnished beginning on page 76 of the Registration Statement (incorporated herein by reference).

(a)(5)(D)	2020’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and filed with the SEC on October 16, 2009 (incorporated herein by reference).

(a)(5)(E)	The Company’s Current Report on Form 6-K filed on October 26, 2009 (incorporated herein by reference).

(a)(5)(F)	Press Release, dated November 23, 2009 (filed as Exhibit 99.1 to the Company’s Form TO-C filed with the SEC on November 23, 2009 and incorporated herein by reference).

(a)(5)(G)	Press Release, dated November 30, 2009.

(b)	Not applicable.

(d)(1)
Escrow Agreement, dated August 4, 2009, by and among Exceed Company Ltd., the stockholders of Windrace, and Deacons, as escrow agent, filed with the SEC as Annex E to the Company’s proxy filed on October 6, 2009 (incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCEED COMPANY LTD.

By:	/s/ Lin Shuipan
Name:	Lin Shuipan
Title:	Chairman and Chief Executive Officer

Dated: November 30, 2009

EXHIBIT INDEX

(a)(1)(A)	Offer Letter, dated November 30, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(4)(A)	Proxy filed on October 6, 2009 (incorporated herein by reference).

(a)(4)(B)	Registration Statement on Form F-1 filed with the SEC on November 23, 2009 (incorporated herein by reference).

(a)(5)(A)
Financial statements of Windrace that were furnished in the section entitled “Financial Statements” beginning on page 112 of the Registration Statement on Form F-1 filed by the Company with the SEC on November 23, 2009 (incorporated herein by reference).

(a)(5)(B)	Summary unaudited pro forma financial information of the company beginning on page 8 of the Registration Statement (incorporated herein by reference).

(a)(5)(C)	Financial statements of 2020 ChinaCap Acquirco, Inc. that were furnished beginning on page 76 of the Registration Statement (incorporated herein by reference).

(a)(5)(D)	2020’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and filed with the SEC on October 16, 2009 (incorporated herein by reference).

(a)(5)(E)	The Company’s Current Report on Form 6-K filed on October 26, 2009 (incorporated herein by reference).

(a)(5)(F)	Press Release, dated November 23, 2009 (filed as Exhibit 99.1 to the Company’s Form TO-C filed with the SEC on November 23, 2009 and incorporated herein by reference).

(a)(5)(G)	Press Release, dated November 30, 2009.

(b)	Not applicable.

(d)(1)
Escrow Agreement, dated August 4, 2009, by and among Exceed Company Ltd., the stockholders of Windrace, and Deacons, as escrow agent, filed with the SEC as Annex E to the Company’s proxy filed on October 6, 2009 (incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.